1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

May 19, 2023

VIA EDGAR

Bernard Nolan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust. (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,612

Dear Mr. Nolan:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,612 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Copper and Metals Mining ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Company on March 2, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:   It is unclear how investments in the component securities of the Underlying Index will be investments in the particular industry suggested by your name. Please tell us how the component selection criteria used by the Index Provider constitute a reasonable definition of the securities that compose the copper ore mining industry. In this regard, we note that Tier 2 securities include “companies that generate less than 50% of revenues from the RBICS sub-industry of copper ore mining,” and that Tier 3 securities include companies that are in the top 50% of all companies in the Parent Index with at least $1 million in revenue from the RBICs level 6 subindustry of copper ore mining.

Response:   The Fund seeks to track the investment results of the STOXX Global Copper and Metals Mining Index, which “captures the performance of equity securities of companies involved in copper and metal ore mining.” The Fund complies with the Names Rule by investing at least

BRUSSELS            CHICAGO             FRANKFURT            HOUSTON             LONDON            LOS ANGELES            MILAN

NEW YORK            PALO ALTO            PARIS            ROME             SAN FRANCISCO            WASHINGTON

Securities and Exchange Commission

May 19, 2023

80% of its assets in the securities of the Underlying Index, which are selected as described in the Prospectus and SAI for their exposure to equity securities of companies involved in the copper and metals mining industries. The SEC adopted the Names Rule to prohibit funds from using materially deceptive or misleading names. For example, while the Names Rule requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name or in a particular industry or group of industries suggested by its name, the Names Rule does not specify the specific manner for assessing a type of investment or industry. Therefore, absent such a requirement, the use of a reasonable method (as described in the adopting release for the Names Rule), such as that employed by the Index Provider and described in the Fund’s registration statement, to assess the exposure to the copper and metals mining industries is permissible under the Names Rule.1 Nevertheless, consistent with the Fund’s name, the Trust confirms that over 80% of the Underlying Index currently consists of equity securities of companies with over 50% revenue from copper mining companies and metals mining companies.

Comment 2:   Please explain to the staff whether the Fund could meet a 50% assets or revenues test for the term metals mining.

Response:   The Trust respectfully submits that the inclusion of “and” in the name makes clear that the Fund has both (i) a significant exposure to equity securities of companies engaged in copper mining and (ii) exposure to equity securities of companies engaged in metals mining, as determined by the Index Provider. The Trust confirms that at least 80% of the Fund’s assets will be invested in the equity securities of copper mining companies and metals mining companies, which is consistent with both the name of the Fund and the Underlying Index, which is called the “STOXX Global Copper and Metals Mining Index.” This naming convention is consistent with past guidance from the SEC Staff in the registration process.

Comment 3:   Please reorder the principal risks to prioritize the risks most likely to affect the Fund’s net asset value and total return. Thereafter, the risks may be ordered alphabetically. (Please see ADI 2019-08.)

Response:   The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”: “The order of the below risk factors does not indicate the significance of any particular risk factor.” The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

1 “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), 66 Fed. Reg. 8509, 8514 n.43 (Feb. 1, 2001).

Securities and Exchange Commission

May 19, 2023

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Michael Gung

George Rafal

Toree Ho

John Rupp